AMENDMENT TO MASTER CUSTODIAN AGREEMENT
This Amendment (the “Amendment”) to the Master Custodian Agreement is made as of August 22, 2025, effective as of September 26, 2025 by and between each management investment company identified on Appendix A attached hereto (each a “Fund”, and collectively, the “Funds”) and State Street Bank and Trust Company (the “Custodian” and together with the Funds, the “Parties”). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Master Custodian Agreement referred to below.
WHEREAS, the Funds and the Custodian entered into a Master Custodian Agreement dated as of March 1, 2014 (as amended, restated, and/or supplemented from time to time, the “Agreement”); and
WHEREAS, the Funds and the Custodian desire to amend the Agreement as set forth herein;
NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the Parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:
1.The current Section 15 of the Agreement is hereby renumbered in its entirety as Section 15A and the following language is hereby added to the Agreement in its entirety as Section 15B is inserted in lieu thereof:
15B.    Provision of ETF Services
15B.1    Each series of the Funds (each a Portfolio“”) that is identified on Appendix A as an “ETF Client” (each an “ETF Client”) is an exchange-traded fund that will issue and redeem shares only in aggregations of a specified number of shares, each called a “Creation Unit,” generally in exchange for a basket of securities and/or instruments and a specified cash payment, as more fully described in the ETF Client’s currently effective prospectus and statement of additional information (collectively, the “Prospectus”). Capitalized terms used in this Section 15B without definition shall have the meaning given to them in the Prospectus. For the avoidance of doubt, this Section 15B will only apply with respect to the Portfolios identified on Appendix A hereto as ETF Clients.

15B.2    Determination of Fund Deposit, etc. Subject to and in accordance with the directions of the Investment Manager, the Custodian shall determine for each ETF Client after the end of each trading day on the primary listing exchange set forth in Appendix A hereto (the “Exchange”), in accordance with Board policies and the procedures set forth in the Prospectus: (i) the identity and quantity of the Deposit Securities , (ii) the Cash Component, and (iii) the amount of cash redemption proceeds (all as described in the Prospectus) required for the issuance or redemption, as the case may be, of Creation Units on such date. The Custodian

Information Classification: Confidential

shall provide or cause to be provided this information to the ETF Client’s distributor and other persons as instructed according to Board policies and shall disseminate such information on each day that the Exchange is open, including through the facilities of the National Securities Clearing Corporation (the “NSCC”), prior to the opening of trading on the Exchange.

15B.3    Allocation of Deposit Security Shortfalls. Each ETF Client acknowledges that the Custodian maintains only one account on the books of the NSCC for the benefit of all exchange-traded funds for which the Custodian serves as custodian, including the ETF Clients (collectively, the “ETF Custody Clients”). In the event that: (a) two or more ETF Custody Clients require delivery of the same Deposit Security in order to purchase a Creation Unit, and (b) the NSCC, pursuant to its Continuous Net Settlement system, delivers to the Custodian’s NSCC account less than the full amount of such Deposit Security necessary to satisfy in full each affected ETF Custody Client’s required amount (a “Common Deposit Security Shortfall”), then, until all Common Deposit Security Shortfalls for a given Deposit Security are satisfied in full, the Custodian will allocate to each affected ETF Custody Client, on a pro rata basis, securities and/or cash received in the Custodian’s NSCC account relating to such shortfall, first to satisfy any prior unsatisfied Common Deposit Security Shortfall, and then to satisfy the current Common Deposit Security Shortfall.

15B.4    Creation and Redemption of Creation Units.

15B.4.1 Creation. The Custodian shall receive and deposit into each ETF Client’s account such payments as are received for ETF Client shares issued or sold in Creation Units. The Custodian will provide timely notification to each ETF Client, the Administrator, and the Transfer Agent of any receipt of such payments by the Custodian. Any Cash Component or cash-in-lieu (less any applicable Transaction Fee) due to the Fund on purchase shall be effected through the DTC system or through wire transfer in the case of purchases effected outside of the DTC system.

15B.4.2 Redemption. Upon receipt of instructions from the ETF Client’s Transfer Agent, the Custodian shall set aside funds and securities of the ETF Client to the extent available for payment to, or in accordance with the instructions of, Authorized Participants who have delivered to the Transfer Agent a request for redemption of their shares, in Creation Units, which shall have been accepted by the Transfer Agent, the applicable Redemption Securities plus the Balancing Amount for such ETF Client and the Cash Component, if applicable, less any applicable Transaction Fees. The Custodian will transfer the applicable ETF Client securities to or on the order of the Authorized Participant. Any Cash Component or cash-in-lieu (less any applicable Transaction Fee) due to the Authorized Participant on redemption shall be effected through the DTC system

Information Classification: Confidential

or through wire transfer in the case of redemptions effected outside of the DTC system.

2.Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect. In the event of any conflict between the terms of the Agreement prior to this Amendment and this Amendment, the terms of this Amendment shall prevail.
3. This Amendment may be executed in multiple counterparts, which together shall constitute one instrument.

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Information Classification: Confidential

    IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above written.

STATE STREET BANK AND TRUST COMPANY

By:	/s/Michael A. Foutes
Name:	Michael A. Foutes
Title:	Senior Vice President/Senior Managing Director

EACH OF THE FUNDS SET FORTH ON APPENDIX A HERETO

By:	/s/Thomas E. Line
Name:	Thomas E. Line
Title:	President

APPENDIX A
to
Master Custodian Agreement

Management Investment Companies Registered with the SEC and Portfolios thereof

DIAMOND HILL FUNDS	ETF CLIENT	PRIMARY LISTING EXCHANGE FOR EACH ETF CLIENT
Diamond Hill Small Cap Fund	No	N/A
Diamond Hill Small-Mid Cap Fund	No	N/A
Diamond Hill Mid Cap Fund	No	N/A
Diamond Hill Large Cap Fund	No	N/A
Diamond Hill Large Cap Concentrated ETF	Yes	NYSE Arca, Inc.
Diamond Hill Select Fund	No	N/A
Diamond Hill Long-Short Fund	No	N/A
Diamond Hill International Fund	No	N/A
Diamond Hill Short Duration Securitized Bond Fund	No	N/A
Diamond Hill Securitized Total Return Fund	No	N/A
Diamond Hill Core Bond Fund	No	N/A
Diamond Hill Core Plus Bond Fund	No	N/A